Ms. Jan Woo

Legal Branch Chief

Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

June 7, 2022

Re:	Future Acres, Inc.
Amended Offering Statement on Form 1-A
Filed June 2, 2022
File No. 024-11876

Dear Ms. Woo:

On behalf of Future Acres, Inc., I hereby request qualification of the above-referenced offering statement (File No. 024-11876) at 4:00pm, Eastern Time, on Wednesday, June 8, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Kevin Morris
Kevin Morris
Chief Financial Officer
Future Acres, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP